UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                         (Amendment No. 4 )*


                         FEDERAL-MOGUL CORPORATION

                         ------------------------
                             (Name of Issuer)


                        Common Stock $5.00 par value
                        ----------------------------
                       (Title of Class of Securities)


                                 313549107
                          -----------------------
                               (CUSIP Number)




Check the following box if a fee is being paid with the statement
|   |. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                             SCHEDULE 13G



|CUSIP No.  313549107


| |
          |

|1|         Name of Reporting Person
          |
| |         S.S. or I.R.S. Identification No. of Above Person
          |
| |
          |
| |         Federal-Mogul Corporation Salaried Employees' Stock Ownership
          | Trust;
| |         Comerica Bank, Trustee (as successor by merger to Manufacturers
          | Bank, N.A.

          |
|2|         Check The Appropriate Box If A Member Of A Group*
   (a)| | |
| |
   (b)|X| |
| |
          |
|3|         SEC Use Only
          |
| |
          |
| |
          |
| |
          |
|4|         Citizenship or Place of Organization
          |
| |
          |
| |         Michigan
          |
| 5       | Sole Voting Power
          |
|             |    |
          |
| Number Of   |    | -0-  See Item 4(c)
          |
|  Shares     | 6  | Shared Voting Power
          |
|Beneficially |    |
          |
|  Owned By   |    | 1,309,092  See Item 4(c)
          |
|    Each     | 7  | Sole Dispositive Power
          |
| Reporting   |    |
          |
|  Person     |    | -0-  See Item 4(c)
          |
|   With      | 8  | Shared Dispositive Power
          |
|             |    |
          |
|             |    | 1,888,032  See Item 4(c)
          |
|9                 | Aggregate Amount Beneficially Owned By Each Reporting Person
          |
|  |
          |
|  |                 1,888,032  See Item 4(c)
          |
|10|                 Check Box If The Aggregate Amount In Row (9) Excludes
| ||
|  |                 Certain Shares*
          |
|  |
          |
|11|                 Percent Of Class Represented By Amount In Row (9)
          |
|  |
          |
|  |                 6.0%
          |
|12|                 Type Of Reporting Person*
          |
|  |
          |
|  |                 EP
          |


                      SEE INSTRUCTIONS BEFORE FILLING OUT


Item 1(a)     Name of Issuer:
              FEDERAL-MOGUL CORPORATION (the "Company")

Item 1(b)     Address of Issuer's Principal Executive Offices:
              P.O. Box 1966
              Detroit, Michigan  48235

Item 2(a)     Name of Person Filing:
              Federal-Mogul Corporation
              Salaried Employees' Stock Ownership Trust
              (the "Trust");
              Comerica Bank, Trustee

Item 2(b)     Address of Principal Business Office:
              Trust                               Trustee
              P.O. Box 1966                       P.O. Box 75000
              Detroit, MI  48235                  Detroit, MI
                                                    48275-3466

Item 2(c)     Citizenship:
              Michigan

Item 2(d)     Title of Class of Securities:
              Common Stock of $5.00 par value
              (Series C ESOP Convertible Preferred Stock - each share being convertible into two shares of Common
              Stock ("ESOP Preferred Stock"))

Item 2(e)     CUSIP No.:  313549107

Item 3.       If this statement is filed pursuant to Rules
              13d-1(b), or 13d-2(b), check whether the person filing is a:

              (f) [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund.

Item 4.       Ownership
              (a)  Amount Beneficially Owned: 1,888,032 (See Item
               4(c))

              (b)  Percent of Class:  6.0%



              (c)  Number of shares as to which such person has:

         (i)  sole power to vote or to direct the vote - 0

                  (ii) shared power to vote or to direct the vote
                   - 1,309,092. Each of the Company's employees who

                       is a Salaried Employees' Investment Program
                       ("Plan") participant is entitled to instruct the trustee of the Plan, Comerica Bank (successor by merger to Manufacturers Bank, N.A.) ("Trustee"), on how to vote the shares of Common Stock of $5.00 par value of the issuer ("F-M Stock") and the ESOP
                       Preferred Stock (together, the "Company
                       Stock") credited to such participant's
                       accounts under the  Plan.  The Trustee is
                        obligated to vote or not vote
                       all Company Stock (with voting rights) that is not allocated to a participant's account and all Company Stock (with voting rights) allocated to a participant's account which is not voted by a participant because the participant has not directed (or not timely directed) the Trustee as to the manner in which such Company Stock is to be voted,in the same proportion as those allocated shares of Company Stock for which the Trustee has receive proper direction.
                        Notwithstanding the above, shares of the
                       ESOP Preferred Stock shall be voted by the
                       Trustee separately as a series (in
                       accordance with the procedures and
                       rules above, applied separately to the
                       ESOP Preferred Stock) with respect to any alteration, amendment or repeal of any provision of the Restated Articles of Incorporation of the Company, as amended, or the Certificate of Designations of ESOP Preferred Stock if such amendment, alteration or repeal would alter or change the powers, preferences or special rights of the Preferred Stock.

                 (iii) sole power to dispose or to direct the
                       disposition of- 0

                  (iv) shared power to dispose or to direct the
                   disposition of - 1,888,032.

                       (A)  In the event of any tender offer for,
                            or request
                            or invitation for tenders of, shares of
					                       a class of Company stock or other
                            securities of the Company
                            (or an Affiliated Company), each Plan
                            participant may direct the Trustee to
                            accept or reject the offer or to tender
                            or not tender the shares of Company
                            Stock or other securities of
                            the Company (or an Affiliated Company)
                            credited to such participant's account
                            under the Plan.  With respect to such
                            securities which are not allocated to
                            a participant's account, the Trustee
                            shall tender such shares of Company
                            Stock or ther securities of the Company
                            (or an Affiliated Company) in the same
                            proportion as the number of
                            such shares of Company Stock or other
                            such securities for which
                            tender instructions are received bears
                            to the total number of such shares
                            of Company Stock or other such
                            securities for which instructions could
                            have been received.  The Trustee may
                            not tender all other shares of Company
                            Stock or other securities of the
                            Company (or an Affiliated Company).

                       (B)  Although the Trustee does not normally
                            trade shares of Company Stock held by
                            it, under certain circumstances a
                            participant may give instructions
                            regarding his or her accounts which may
                            result in the transfer of certain
                            shares by the Trustee.  In addition,
                            the Trustee is empowered to cause
                            the Preferred Stock to be converted
                            into Common Stock and may sell such
                            Common Stock for the
                            benefit of the participants.



         The filing of this statement shall not be construed as an admission that the Trust or the Trustee, for the purposes of
 Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, is the beneficial owner of any securities covered by this statement.

Item 5.  Ownership of Five Percent or Less of a Class
         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person
         The Trust holds shares of Company Stock (See Item 2(d) above) for the benefit of current and certain former employees of the Company who are participants in the Plan. Participants in the Plan have the right, pursuant to the terms of the Plan, to the value of dividends paid in cash or Company Stock received by the Trustee with respect to allocated shares of Company Stock held for the participants in their accounts. Participants also have the right to the proceeds from the redemption of the Preferred Stock upon distribution from the Plan.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By Parent
         Not applicable.



Item 8.  Identification and Classification of Members of the Group
         Not applicable.

Item 9.  Notice of Dissolution of Group
         Not applicable.

Item 10. Certification


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1994


COMERICA BANK

(JOHN L. RONALD)
- ------------------------
Signature

John L. Ronald
Vice President
- --------------
Name/Title